

November 3, 2020

JD Claridge
Chief Executive Officer
Xcraft Enterprises, LLC
418 Lakeside Avenue, Suite 8
Coeur d'Alene, ID 83814

> **Re: Xcraft Enterprises, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 21, 2020**

Dear Mr. Claridge:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2020 letter.

Amendment No. 2 to Form 1-A Filed October 21, 2020

Legal Opinion, page 1

1. We note your response to comment one in our letter dated September 30, 2020. Please have counsel revise the legal opinion to include the 895,140 shares of Class B common stock and 134,271 bonus shares and revise the price to reflect the $8.0937 offering amount.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Erin Purnell, Staff Attorney at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing